

Building on our Strong **Reputation**

Building Strong **Relationships**

Building Strong **Communities**

2011 Annual Report

West Bancorporation

Dear Fellow Shareholders:

Little did we know how prophetic our former Chairman, Jack Wahlig, would be when at the Shareholders' Annual Meeting in April 2010 he made the following statement: "2009 was ugly, 2010 will be encouraging, and 2011 should be exciting."

2011 was indeed exciting for our Company. Our financial performance returned us to the upper quartile of our peers[1] and our stock price appreciated in value by 23%. We re-established a quarterly cash dividend for our common shareholders. The size of our loan portfolio rebounded in the second and third quarters. We believe our loan portfolio has stabilized and that there are signs of growth. The credit quality of our loan portfolio continued to improve. The amount of nonperforming assets continued to decline. The Company repurchased the preferred stock and warrant issued to the Treasury Department under the Capital Purchase Program. We were able to do this without raising additional capital or borrowing additional funds. From a regulatory standpoint, we returned to a position of normalcy. It is business as usual.

So what about 2012? From a political and economic perspective, 2012 will probably be a year of continued uncertainty. Given the presidential election at the end of the year, we would expect continued gridlock in Washington, D.C. We believe we will continue to operate in an unusually low interest rate environment. While we are not professional economists, it is hard for us to see significant economic growth until the political landscape is defined by the election in the fall. However, in spite of these headwinds, we believe the Company and West Bank will continue to grow and prosper. How can we make this statement?

First of all, we have worked hard the past couple of years to implement an infrastructure and organizational culture to provide the necessary controls over credit quality issues and new regulatory compliance requirements, and to give our customer contact personnel the resources to be responsive to our customers' needs. These investments in infrastructure were designed not only to improve our credit quality and make permanent improvements in our credit process, but also to position us for growth.



David D. Nelson

Second, West Bank is operating in its markets from a position of strength. There is no question that the banking environment remains extremely competitive, but there are also weak competitors that create uncertainty in the minds of their customers or desire to shrink. West Bank is well-positioned to benefit from both.

Third, West Bank employees are fantastic! While we are admittedly biased, it is hard to match the experience, knowledge, and commitment of our employees.

We believe we understand what it means to be a community bank. This understanding defines our core values and reveals our competitive advantages. We are rewriting position descriptions, performance appraisals, and incentive programs to align with what our own team has identified as reasons people should choose to do business with West Bank.

As we move forward, our goal is to outperform our peers based upon the following metrics: return on equity, return on assets, Texas ratio,[2] and efficiency ratio. We believe these measures encompass the factors that define the performance of a community bank.

We hope you, our shareholders, agree we have returned to exciting times for our Company, and we thank you for your continued support.



David D. Nelson
Chief Executive Officer and President

[1] Based on the September 2011 Bank Holding Company Performance Report for all bank holding companies in the United States with total assets between $1 billion and $3 billion.

[2] The Texas ratio is computed by dividing total nonperforming assets by tangible common equity plus the allowance for loan losses.

West Bancorporation, Inc., and Subsidiary

CONSOLIDATED CONDENSED BALANCE SHEETS

(dollars in thousands, except per share amounts)

	December 31 2011	December 31 2010
ASSETS		
Cash and due from banks	$ 35,772	$ 20,069
Federal funds sold and other short-term investments	51,332	67,885
Cash and cash equivalents	87,104	87,954
Securities available for sale	283,145	256,326
Federal Home Loan Bank stock, at cost	11,352	11,211
Loans held for sale	4,089	4,452
Loans	838,959	888,649
Allowance for loan losses	(16,778)	(19,087)
Loans, net	822,181	869,562
Premises and equipment, net	5,396	5,068
Accrued interest receivable	4,183	4,959
Bank-owned life insurance	25,724	25,395
Other real estate owned	10,967	19,193
Deferred tax assets	8,409	11,164
Other assets	6,974	10,179
Total assets	$ 1,269,524	$ 1,305,463
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits:		
Noninterest-bearing demand	$ 268,887	$ 230,277
Interest-bearing demand	158,141	142,031
Savings	343,312	313,850
Time of $100,000 or more	98,743	178,388
Other time	88,290	107,526
Total deposits	957,373	972,072
Federal funds purchased and securities sold under agreements to repurchase	55,841	52,095
Other short-term borrowings	-	2,914
Subordinated notes and FHLB advances	125,619	125,619
Accrued expenses and other liabilities	7,240	7,327
Total liabilities	1,146,073	1,160,027
Stockholders' Equity		
Preferred stock, $0.01 par value, with a liquidation preference of $1,000 per share; authorized 50,000,000 shares; no shares issued and outstanding at December 31, 2011, and 36,000 shares issued and outstanding at December 31, 2010	-	34,508
Common stock, no par value; authorized 50,000,000 shares; 17,403,882 shares issued and outstanding at December 31, 2011 and 2010	3,000	3,000
Additional paid-in capital	33,687	34,387
Retained earnings	86,110	76,188
Accumulated other comprehensive income (loss)	654	(2,647)
Total stockholders' equity	123,451	145,436
Total liabilities and stockholders' equity	$ 1,269,524	$ 1,305,463

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

(dollars in thousands, except per share amounts)

	YEARS ENDED DECEMBER 31,		
	2011	2010	2009
Interest Income:			
Loans	$ 46,640	$ 53,215	$ 59,309
Securities:			
Taxable securities	4,193	4,330	3,937
Tax-exempt securities	2,252	3,057	3,963
Federal funds sold and other short-term investments	234	541	521
Total interest income	53,319	61,143	67,730
Interest Expense:			
Demand deposits	1,704	2,165	2,481
Savings deposits	1,153	4,003	4,157
Time deposits	4,084	7,049	12,910
Federal funds purchased and securities sold under agreements to repurchase	174	210	320
Other borrowings	4,802	5,596	6,768
Total interest expense	11,917	19,023	26,636
Net interest income	41,402	42,120	41,094
Provision for Loan Losses:	550	6,050	24,500
Net interest income after provision for loan losses	40,852	36,070	16,594
Noninterest Income:			
Service charges on deposit accounts	3,244	3,361	4,021
Debit card usage fees	1,453	1,329	1,123
Trust services	792	818	786
Gains and fees on sales of residential mortgages	1,454	1,533	1,114
Increase in cash value of bank-owned life insurance	884	869	776
Gain from bank-owned life insurance	637	422	840
Other income	996	2,320	972
Total noninterest income	9,460	10,652	9,632
Investment securities gains (losses), net:			
Total other than temporary impairment losses	(99)	(305)	(3,444)
Portion of loss recognized in other comprehensive income (loss) before taxes	-	-	832
Net impairment losses recognized in earnings	(99)	(305)	(2,612)
Realized securities gains, net	-	40	1,884
Investment securities (losses), net	(99)	(265)	(728)

– continued –

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS – continued *(dollars in thousands, except per share amounts)*

	YEARS ENDED DECEMBER 31,		
	2011	2010	2009
Noninterest Expense:			
Salaries and employee benefits	$ 13,194	$ 10,996	$ 9,938
Occupancy	3,342	3,207	3,451
Data processing	1,921	1,815	1,761
FDIC insurance expense	1,298	3,082	2,736
Other real estate owned expense	2,883	1,716	368
Goodwill impairment	-	-	13,376
Other expenses	6,235	6,928	6,275
Total noninterest expense	28,873	27,744	37,905
Income (loss) before income taxes	21,340	18,713	(12,407)
Income Taxes (Benefits):	6,072	5,330	(7,356)
Income (loss) from continuing operations	15,268	13,383	(5,051)
Discontinued Operations:			
Loss from discontinued operations before income taxes	-	-	(10,262)
Income tax benefits	-	-	(696)
Loss from discontinued operations	-	-	(9,566)
Net income (loss)	15,268	13,383	(14,617)
Preferred stock dividends and accretion of discount	(2,387)	(2,284)	(2,276)
Net income (loss) available to common stockholders	$ 12,881	$ 11,099	$ (16,893)
Earnings (Loss) per Common Share:			
Basic and diluted earnings (loss) per common share from continuing operations	$ 0.74	$ 0.64	$ (0.42)
Basic and diluted (loss) per common share from discontinued operations	-	-	(0.55)
Basic and diluted earnings (loss) per common share	$ 0.74	$ 0.64	$ (0.97)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of West Bancorporation, Inc.:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of West Bancorporation, Inc., and subsidiary as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income (loss) (not presented herein), stockholders' equity, and cash flows (not presented herein) for each of the three years in the period ended December 31, 2011, and in our report dated March 7, 2012, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements appearing in this report is fairly presented, in all material respects, in relation to the consolidated financial statements from which it has been derived.

McGladrey & Pullen, LLP

Des Moines, Iowa
March 7, 2012

West Bancorporation, Inc., and Subsidiary

CONSOLIDATED CONDENSED STATEMENTS OF STOCKHOLDERS' EQUITY *(dollars in thousands, except per share amounts)*

Years Ended December 31, 2011, 2010, and 2009	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2008	$ 33,548	$ 3,000	$ 34,452	$ 82,793	$ (3,730)	$ 150,063
Cumulative effect accounting adjustment, net of tax	-	-	-	1,625	(1,625)	-
Net (loss)	-	-	-	(14,617)	-	(14,617)
Other comprehensive income	-	-	-	-	1,044	1,044
Preferred stock discount accretion	476	-	-	(476)	-	-
Preferred stock issuance costs	-	-	(65)	-	-	(65)
Cash dividends declared, $0.09 per common share	-	-	-	(1,566)	-	(1,566)
Preferred stock dividends declared	-	-	-	(1,800)	-	(1,800)
Balance, December 31, 2009	34,024	3,000	34,387	65,959	(4,311)	133,059
Net income	-	-	-	13,383	-	13,383
Other comprehensive income	-	-	-	-	1,664	1,664
Preferred stock discount accretion	484	-	-	(484)	-	-
Cash dividends declared, $0.05 per common share	-	-	-	(870)	-	(870)
Preferred stock dividends declared	-	-	-	(1,800)	-	(1,800)
Balance, December 31, 2010	34,508	3,000	34,387	76,188	(2,647)	145,436
Net income	-	-	-	15,268	-	15,268
Other comprehensive income	-	-	-	-	3,301	3,301
Preferred stock discount accretion	1,492	-	-	(1,492)	-	-
Redemption of preferred stock	(36,000)	-	-	-	-	(36,000)
Repurchase of common stock warrant	-	-	(700)	-	-	(700)
Cash dividends declared, $0.17 per common share	-	-	-	(2,959)	-	(2,959)
Preferred stock dividends declared	-	-	-	(895)	-	(895)
Balance, December 31, 2011	$ -	$ 3,000	$ 33,687	$ 86,110	$ 654	$ 123,451

FORM 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K will be available on the Securities and Exchange Commission's Web site at http://www.sec.gov and through a link on the Company's Web site, www.westbankiowa.com, at Investor Relations, SEC Filings. A copy of the annual report can also be obtained upon request to Alice Jensen at 515-222-2300 or ajensen@westbankiowa.com.

West Bancorporation, Inc., and Subsidiary

FINANCIAL HIGHLIGHTS

(dollars in thousands, except per share amounts)

	2011	2010	2009	2008	2007
YEAR-END BALANCES					
Assets	$ 1,269,524	$ 1,305,463	$ 1,575,054	$ 1,554,276	$ 1,341,289
Investment securities	294,497	267,537	351,269	189,558	237,378
Loans	838,959	888,649	1,020,710	1,100,735	983,565
Nonperforming loans	10,693	12,930	26,317	28,835	5,877
Other real estate owned	10,967	19,193	25,350	4,352	155
Deposits	957,373	972,072	1,246,617	1,155,132	911,371
Stockholders' equity	123,451	145,436	133,059	150,063	121,606
AVERAGE BALANCES					
Assets	$ 1,295,313	$ 1,558,461	$ 1,618,557	$ 1,371,401	$ 1,309,119
Investment securities	266,031	301,124	230,821	189,206	252,477
Loans	850,833	961,977	1,100,045	1,054,558	945,669
Deposits	961,488	1,218,997	1,231,597	954,423	903,972
Stockholders' equity	135,520	141,079	143,163	118,090	116,683
RESULTS OF OPERATIONS					
Net interest income	$ 41,402	$ 42,120	$ 41,094	$ 41,101	$ 38,204
Provision for loan losses	550	6,050	24,500	16,600	2,350
Noninterest income, including investment securities gains (losses)	9,361	10,387	8,904	4,301	8,430
Noninterest expense	28,873	27,744	37,905	20,105	17,870
Income (loss) before income taxes from continuing operations	21,340	18,713	(12,407)	8,697	26,414
Income (loss) from continuing operations	15,268	13,383	(5,051)	7,311	18,352
Income (loss) from discontinued operations	-	-	(9,566)	325	568
Net income (loss)	15,268	13,383	(14,617)	7,636	18,920
PER COMMON SHARE					
Net income (loss) from continuing operations – basic and diluted	$ 0.74	$ 0.64	$ (0.42)	$ 0.42	$ 1.05
Net income (loss) from discontinued operations – basic and diluted	-	-	(0.55)	0.02	0.03
Net income (loss) – basic and diluted	0.74	0.64	(0.97)	0.44	1.08
Dividends	0.17	0.05	0.09	0.64	0.64
Book value	7.09	6.37	5.69	6.69	6.96
Closing price	9.58	7.79	4.93	12.25	13.04
RATIOS					
Return on average equity	11.27%	9.49%	(10.21)%	6.47%	16.21%
Return on average assets	1.18%	0.86%	(0.90)%	0.56%	1.45%
Texas ratio	16.33%	25.76%	44.91%	33.81%	5.83%
Efficiency ratio	49.27%	47.28%	45.30%	38.24%	37.62%
Net interest margin	3.58%	3.04%	2.86%	3.38%	3.28%
Average equity as % of average assets	10.46%	9.05%	8.85%	8.61%	8.91%
Allowance for loan losses as % of loans	2.00%	2.15%	1.87%	1.40%	0.91%
Net charge-offs as % of average loans	0.34%	0.63%	1.89%	0.96%	0.20%
Nonperforming loans as % of loans	1.27%	1.46%	2.58%	2.62%	0.60%

West Bancorporation, Inc. Board of Directors

(1) Audit Committee (2) Compensation Committee (3) Nominating & Corporate Governance Committee

Frank W. Berlin (2, 3)
President, Frank W. Berlin & Associates

Thomas A. Carlstrom (2)
Neurosurgeon

Joyce A. Chapman (1)
Retired

Steven K. Gaer (2, 3)
COO & General Counsel, R&R Realty Group
Mayor, City of West Des Moines

Kaye R. Lozier (3)
Director of Donor Relations, Community Foundation of Greater Des Moines

David R. Milligan
Chairman, West Bancorporation

George D. Milligan (1)
President, The Graham Group, Inc.

David D. Nelson
Chief Executive Officer and President, West Bancorporation
Chairman and Chief Executive Officer, West Bank

James W. Noyce (1)
Retired

Robert G. Pulver (2, 3)
President & CEO, All-State Industries, Inc.

Lou Ann Sandburg (1)
CFA, Retired

STOCK INFORMATION

West Bancorporation, Inc., common stock is traded on the Nasdaq Global Select Market and quotations are furnished by the Nasdaq System. There were 223 common stockholders of record on December 31, 2011, and an estimated 1,500 additional beneficial holders whose stock was held in street name by brokerage houses.

Market and Dividend Information (1)

2011	High	Low	Dividends
1st quarter	$ 8.00	$ 6.75	$ -
2nd quarter	8.89	6.94	0.05
3rd quarter	10.00	7.31	0.05
4th quarter	10.39	7.92	0.07
2010			
1st quarter	$ 6.64	$ 4.80	$ -
2nd quarter	9.04	6.32	-
3rd quarter	7.28	5.51	-
4th quarter	8.19	6.13	0.05

(1) The prices shown are the high and low sale prices for the Company's common stock. The market quotations, reported by Nasdaq, do not include retail markup, markdown, or commissions.

Transfer Agent/Dividend Paying Agent

IST Shareholder Services
209 West Jackson Boulevard, Suite 903
Chicago, Illinois 60606-6905
800-757-5755
www.ilstk.com

General Counsel

Ahlers & Cooney, P.C.
100 Court Avenue
Suite 600
Des Moines, IA 50309

Independent Registered Public Accounting Firm

McGladrey & Pullen, LLP
400 Locust Street
Suite 640
Des Moines, IA 50309

Forward-Looking Statements - Certain statements in this report about the Company's future financial performance constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Those statements include the words "believe," "hope to," "look forward," or similar references. These statements are based on underlying assumptions, risks, and uncertainties that may not materialize as expected. Actual results may differ significantly from the forward-looking statements due to, among other things, changes in competition, economic conditions, regulatory requirements or costs, loan or investment performance, and interest rates. The Company undertakes no obligation to revise any statements to reflect future circumstances.